Algonquin Power & Utilities Corp. Hosts 2015 Investor Day -
Outlines Five Year, Four Billion Dollar Growth Program

OAKVILLE, Ontario - December 1, 2015 - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today hosted its sixth annual investor day where Chief Executive Officer Ian Robertson, Vice Chair Chris Jarratt, and Chief Financial Officer David Bronicheski provided updates on the strategic direction, growth prospects and long term financing plans of APUC. During the investor morning, the Company outlined its expanded long term growth program bringing the total of commercially secured investment opportunities for the Company to four billion dollars over the next five years.

The Company’s Generation Business Group announced the development of a new 75 MW contracted solar generation facility, Great Bay Solar, located in Somerset County Maryland. The U.S. $180 million facility will be constructed over the next twelve months with commercial operations expected at the end of 2016. In addition, the Company’s Transmission Business Group announced plans to participate in the development of Northeast Energy Direct Supply Path gas pipeline project. APUC has the ability to invest in up to 10% of the Supply Path project with total capital investment potential estimated to be up to U.S. $207 million over the next three years.

"Algonquin Power & Utilities continues to expand its growth program of commercially secured investment opportunities that will contribute to our commitment to grow earnings and cash flows," commented Ian Robertson, Chief Executive Officer of APUC. "In particular, I am pleased we have been able to expand our solar portfolio with our new Great Bay solar project and a further expansion of our Transmission Business Group with our participation of up to 10% in the Northeast Energy Direct Supply Path pipeline project. Together these projects add an additional U.S. $400 million of future investment opportunities as we continue to deliver long term accretive growth for our shareholders."

The presentation material from the Investor Day is available on APUC’s website www.algonquinpower.com.
An archived audio and video webcast of the investor morning is also available after 3 pm today at
http://www.smpav.ca/sign-in.php?ID=28554.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities
For Further Information:

Amanda Dillon
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter: AQN_Utilities